Scottish and Southern Energy plc

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA


03037712


PROCESSING
SECTION
RECEIVED
NOV 26 2003
181
SEC MAIL
WASH., D.C.

13 November 2003

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 28 October 2003 to date.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Anne Sutherland
Company Secretarial Assistant


Scottish Hydro-Electric

SOUTHERN
ELECTRIC

SWALEC

S+S
Delivering your electricity

List of Announcements

Date	Headline	Number
28/10/03	Director Shareholding	4009R
31/10/03	Directorate Change	5557R
03/11/03	Director Shareholding	6217R
06/11/03	Interim Results	Nr 3336
07/11/03	Acquisition	8290R



Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Acquisition
Released	14:35 7 Nov 2003
Number	8290R

Scottish and Southern Energy plc

7 November 2003

SCOTTISH AND SOUTHERN ENERGY plc

COMPLETION OF ACQUISITION OF MEDWAY POWER LTD

Scottish and Southern Energy plc ('SSE') has today completed the acquisition of the balance of the equity interests in Medway Power Ltd ('Medway') from AES and EDF Energy for a total consideration of £89.8m in cash plus assumed net debt in Medway of £140.9m.

SSE has also acquired AES Medway Operations, a wholly-owned subsidiary of AES, which operates and maintains the power station, for a consideration of £11.7m in cash and will have full responsibility for the management and operation of Medway. The total value of the transaction is, therefore, £242.4m.

SSE already owned 37.5% of the equity interests in Medway and so has become the sole owner of the business, which comprises a 700MW combined cycle gas turbine (CCGT) power station on the Isle of Grain in Kent.

The acquisition means that the capacity of SSE's wholly-owned power stations and SSE's share of power station joint ventures is now 5,500MW, which is around 8% of the UK total. SSE's portfolio comprises gas-fired and renewable generation. The acquisition is expected to be earnings enhancing, pre and post goodwill, in the first year.

Visiting Medway today, Ian Marchant, Chief Executive of SSE, said: "I am very pleased to have completed this acquisition, which enables us to add another modern, flexible and efficient power station to our group of generation assets. I am also pleased to welcome the team at Medway to SSE."

- ENDS -

For further information please contact

Scottish and Southern Energy plc

Alan Young - Director of Corporate Communications	+44 (0)870 900 0410
Denis Kerby - Investor and Media Relations Manager	+44 (0)870 900 0410

END



Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Interim Results
Released	07:00 6 Nov 2003
Number	7433R

Scottish and Southern Energy plc

NEWS RELEASE FROM....

Scottish and Southern Energy plc

6 November 2003

INTERIM RESULTS
for the six months to 30 September 2003
Chairman's Statement

"Scottish and Southern Energy's consistently stated objective is to deliver sustained dividend growth through the effective management of established businesses, supplemented by well-founded investment. The company has continued to meet this objective. In particular:

- **The Board is declaring a half-year dividend of 11.3p per share, an increase of 7.6%. SSE's dividend grew by 36% between 1999 and 2003. This increase in the interim dividend is again ahead of the target of at least 4% real growth for each year to March 2005.**

- **An 11.7% increase in underlying profit before tax to £230.4m, has helped offset the termination in November 2002 of the contract to supply power to TXU. As a result, headline profit before tax has also risen by 1.0% to £240.6m before goodwill and net finance income from pension assets.**

- **The programme of investment in renewable energy is continuing. A total of 194MW of hydro-electric capacity has now been refurbished and the output from it qualifies for Renewable Obligation Certificates (ROCs).**

- **The £242m deal to acquire 100% ownership of Medway Power, announced on 3 October 2003, means that the capacity of SSE's power stations is now 5,500MW. The acquisition should enhance earnings, pre and post goodwill, in the first year.**

- **The energy supply business now has a record 5.05 million customers, having gained 200,000 customers in the six months to 30 September 2003.**

- **The £132 million acquisition of the Hornsea gas storage business on 30 September 2002 has been very successful. Consequently, SSE has entered into a new agreement with Statoil (UK) to develop around 420 million cubic metres of additional gas storage capacity at Aldbrough. SSE will invest £150 million in the joint development and will own 280 million cubic metres of the capacity.**

This represents good progress for SSE. Looking ahead, we will continue to focus on our dividend growth through maintaining strong operational performance and delivering our £1 billion programme of investment in renewable energy generation, electricity networks and gas storage."

Dr Bruce Farmer CBE
Chairman

Financial Overview

Note: This interim results statement describes profits and earnings before goodwill, net finance income from pension assets ('FRS 17') and the impact of deferred tax.

SSE has again achieved growth in pre-tax profit and earnings per share, and the increase in the interim dividend is once more ahead of the target of 4% real growth for 2004 and 2005.

As signalled in the Preliminary Results in May 2003, the scope for growth in **profit before tax** in 2003/04 was significantly affected by the termination of the contract under which SSE supplied power to TXU (see 'Generation and Supply' below). Nevertheless, profit before tax, before goodwill and FRS 17, grew by 1.0% to £240.6m.

The most meaningful comparison of performance for the period to 30 September 2003 is, therefore, to set aside the exceptional effect of the termination of the TXU contract (which contributed £32m to profit in the six months to 30 September 2002) and a large property disposal (which contributed £10.2m in the six months to 30 September 2003 - see 'Other Businesses' below) and focus on continuing business activities. On this basis, profit before tax increased by 11.7% to £230.4m in the six months to 30 September 2003.

	2003 £m	2002 £m	Change %
Headline Profit Before Tax	240.6	238.2	1.0
TXU contract	-	(32.0)	
Property disposal	(10.2)		
Underlying Profit Before Tax	230.4	206.2	11.7

Before goodwill, the impact of deferred tax and net finance income from pension assets, **earnings per share** increased by 1.9% to 21.5p. On an underlying basis, excluding the effects of the TXU contract and the large property disposal, earnings per share increased by 9.7% to 20.3p.

The Board is declaring an **interim dividend** of 11.3p per share, an increase of 7.6% on last year. This is again ahead of the target of 4% real growth for 2003/04. SSE is confident it will achieve the enhanced dividend target announced in May 2003 of at least 4% real growth for each of the years to March 2005, with sustained real growth thereafter.

Against this background, SSE believes that the prospects for future growth are good. Its key focus is the delivery of operational excellence and the ongoing implementation of its £1 billion investment programme. This will generate consistent, year-on-year real increases in the dividend payable to shareholders.

Power Systems

Operating profit in Power Systems rose by 2.4% to £143.8m. In Scotland, greater income due to an increase in units distributed offset a reduction in the level of metering activity in the first half of the year. Consequently, operating profit rose by 0.4%. In England, there was a reduction in costs and an improvement in both the mix and the number of units distributed. As a result, operating profit rose by 3.8%.

SSE believes that its first corporate responsibility is to maintain safe supplies of electricity and to restore them as quickly as possible when they are interrupted. In the first half of the year, the time taken to respond to faults has fallen by an average of 11%. Following its 'benchmark' performance, in responding to the October 2002 storm in the south of England, SSE has made further detailed preparations for handling the consequences of severe weather events this autumn and winter.

SSE is actively and constructively engaged with Ofgem in the process for determining price controls for the transmission and distribution networks for 2005 to 2010, although the process remains at a relatively early stage. It is, however, encouraging that Ofgem has proposed a fixed retention period for capital and operational expenditure efficiencies and has proposed guidelines for dealing with the cost of pensions to network companies.

Ofgem has consistently acknowledged the need to provide appropriate investment incentives for electricity network companies to meet the demands that will be placed on them by renewable energy generation. Its new Chairman said last week that ensuring there is investment to upgrade the network for renewables is one of his first priorities. This is a particularly significant issue for SSE, which owns and operates the networks in the north of the country, where most renewable energy developments are planned.

SSE's environmental impact study of the proposed upgraded transmission line between the Highlands and the central belt of Scotland is now well under way and it intends to consult local communities on the proposed route over the next few months. Subject to this, and to an appropriate level of return for the investment being agreed by Ofgem, SSE expects to submit a planning application for the upgrade in the middle of 2004. This is likely to need an investment of around £200m.

More broadly, SSE is continuing to assess applications from renewable generators throughout the Highlands and Islands for connections to its network, analyse what additional investment in the network will be necessary and discuss the issues with Ministers, officials and Ofgem. This work has underlined that further significant transmission investment on the Scottish mainland of around £300m is likely to be required over the next decade, in addition to the £200m already earmarked. Additional investment of around £500m will also be necessary if suitable connections are to be put in place for all three Scottish island groups.

These potential investment opportunities, combined with its record of efficiency and effective management of its electricity networks, mean SSE is able to take a constructive and positive approach to the transmission and distribution price control review process.

Generation and Supply

Operating profit in Generation and Supply rose by 15.8% to £88.1m, excluding the effects of the termination of the "in the money" contract to supply power to TXU, which went into administration in November 2002. The contract contributed £32m to operating profit in the six months to 30 September 2002. As stated in the Preliminary Results in May 2003, this contribution to operating profit will not be repeated in future years.

Under the terms of the contract with TXU, a claim for over £300m has been lodged with the administrators. Although the process is inevitably long and complex, SSE remains confident that it is well-placed relative to other creditors and continues to believe that more than 50% of this claim will be settled.

- **Generation**

A proportion of the output of SSE's power stations is sold into the wholesale, industrial and commercial markets and so it has benefited from the recovery in wholesale electricity prices experienced during 2003. In addition, SSE's flexible generation assets have continued to perform

well in NETA (the New Electricity Trading Arrangements), and £7m of operating profit can be attributed to its successful participation in the balancing market, compared with £5m in the same period last year. Good performance in NETA is also dependent on plant reliability, and the number of unplanned outages at SSE's wholly-owned thermal power stations fell by 50% in the first half of the year. SSE believes this is market-leading performance. Results in Generation and Supply also benefited from the revision of the terms of the Nuclear Energy Agreement (NEA) agreed in July 2002.

The results were, however, affected by a reduction in operating profit from hydro generation of around £5m, due to a significant reduction in output during the six months to 30 September, which was 38% below the previous year's. This resulted from the exceptionally dry summer, which was in contrast to the very wet spring and early summer in 2002. The level of winter rainfall, however, is much more critical for hydro generation.

SSE announced on 3 October the acquisition of the balance of the equity interests in Medway Power. The acquisition means that the capacity of SSE's wholly-owned power stations and SSE's share of power station joint ventures is now 5,500MW. This comprises gas-fired and renewable generation. The acquisition is expected to be earnings enhancing, pre and post goodwill, in the first year of ownership.

It enables SSE to add another modern, flexible and efficient power station to its group of generation assets. SSE will also be able to secure significant operational and financial synergies and optimise maintenance agreements. It will be able to deploy fully the enlarged generation portfolio within NETA and take advantage of its flexibility to perform with maximum effectiveness within both the electricity balancing market and the gas wholesale market.

Looking ahead, SSE believes that this portfolio of gas-fired power stations, which is the most thermally-efficient in the UK, and its position as the UK's largest generator of electricity from renewable sources, should mean that it is well-positioned for the introduction of the Emissions Trading Scheme in 2005. This should further enhance the significant opportunities available to SSE in the renewable energy field.

SSE's programme of investment in renewable energy has continued to progress. The output of refurbished hydro-electric power stations with capacity of up to 20MW qualifies for Renewable Obligation Certificates (ROCs). In total, SSE has 391MW of hydro electric capacity in its sub-20MW stations. Of this, a total of 194MW was refurbished by 30 September 2003. The refurbishment of a further 77MW of hydro capacity is expected to be completed by March 2004. The refurbishment of all the sub-20MW hydro-electric stations should be completed by September 2005.

SSE's total output qualifying for ROCs, including wind energy, in the first half of the year was 215,000MWh, compared with 56,000MWh in the previous year. This output attracted a premium of over £40/MWh, which makes operating profit in Generation and Supply more sensitive to the output of ROC-qualifying electricity. Assuming average rainfall in the six months to March 2004, the output from SSE's refurbished, ROC qualifying hydro electric stations and wind farm in 2003/04 is expected to be almost one million MWh.

The construction of the new 3.5MW hydro scheme at Kingairloch is well under way, and planning applications for 370MW of new renewable energy capacity, all of which will qualify for ROCs, have been submitted to the planning authorities in Scotland. This comprises 270MW of new wind energy and the new hydro electric scheme near Loch Ness. It is currently intended that this scheme will have an installed capacity of around 100MW, in order to maximise the economic value of its output under the ROC scheme. In addition, SSE is undertaking detailed environmental assessments on around 850MW of onshore wind capacity at other sites with significant development potential.

The government has made it clear that the key to realising the full potential of renewables is the

development of new technologies. In line with this, SSE is working with Talisman Energy, with the support of the DTI and the Scottish Executive, on the possible development of the world's first deep water offshore wind farm, linked to Talisman's existing Beatrice oilfield. In addition, SSE's joint venture with The Weir Group, which has been established to invest in the development of renewable power and generation control systems, including new technologies for wave and tidal energy, expects to make its first investment this year.

- **Supply**

SSE's energy supply business is now larger than ever before. It has grown from 4.55m customers at the end of 2001, when the full integration of its IT systems was completed, to 5.05m at 30 September 2003 – a net gain of 500,000 customers over the whole period. In the first six months of this year, there has been a net gain of 200,000 customers. This includes a net gain of business customers covering around 30,000 sites throughout Great Britain, with new customers including Rolls Royce, T Mobile and Sheffield City Council. In total, SSE's business customers now cover more than 320,000 sites throughout Great Britain.

A high standard of service is essential if growth in customer numbers is to be sustained, and SSE has achieved a 10% reduction in the number of customer complaints received in the six months to 30 September – despite its significantly enlarged customer base. The leading independent study, by JD Power, confirmed in October that SSE has the highest customer satisfaction among UK energy suppliers in 2003, the second successive year in which this has been achieved.

SSE believes that the combination of best-in-class customer service and the high value of its regional brands mean the energy supply business can continue to grow in the future. This growth can also be supplemented by partnership arrangements with other organisations. In line with this, SSE has started a programme with The Royal Bank of Scotland to offer 'Royalties' account holders electricity and gas.

It is important, however, to maximise the value to be derived from the enlarged customer base which has been built up over the last two years. This will be done by further strengthening relationships with customers through development of the core range of energy products and providing a range of relevant additional services from other parts of SSE, such as domestic appliances and electrical contracting services.

Contracting, Connections, Telecoms, Gas Storage and Other Businesses

Total operating profit from contracting, connections, telecommunications, gas storage and other businesses increased by 8.7% to £37.3m, contributing 13.8% of SSE's operating profit.

- **Contracting and Connections**

Contracting and Connections delivered operating profit of £22.0m, an increase of 10.0% on the previous year. The contracting business continues to focus on maximising repeat business, with new contracts signed with existing customers such as Astra Zeneca and BAE Systems, while developing new areas of business opportunity. In line with this, it is working with the asset finance division of The Royal Bank of Scotland, and has signed a £103m Private Finance Initiative (PFI) contract with Stoke-on-Trent City Council to replace and maintain the city's street lights for the next 25 years. The two companies are also the preferred bidder for the £245m contract to replace and maintain street lights for Newcastle City and North Tyneside Councils.

The Connections business has completed around 20,000 electrical connections in the six months to 30 September, maintaining its emphasis on top quality customer service. In addition, it is continuing to expand SSE's portfolio of out-of-area networks with newly-agreed projects at locations ranging from Glasgow Harbour to White City, London. The number of homes connected to its gas networks continues to grow and has now reached 18,000.

- **Telecoms**

SSE's established telecoms business achieved an operating profit of £4.5m, up from £4.3m in the previous year. Since April 2003, it has been combined with Neoscorp Ltd (Neos), which was ranked as one of the fastest-growing companies in the UK in 2002 and which was acquired for a net consideration of £9.7m. The combined business achieved an operating profit of £0.9m, reflecting the fact while Neos has a track record of growth, it is only now close to attaining profitability.

Since April, the focus has been on completing the integration of the combined telecoms business, to enable it to focus on managing its customer base of more than 400 commercial and public sector customers and on generating new sales and revenue. Integration is now largely completed, and the combined business is well-placed to benefit from its core strengths, including the strong balance sheet which customers now demand of telecoms providers. Already, the product range acquired with Neos, featuring the UK's first Layer 2 MPLS Ethernet network, has been successful in attracting more than 50 new customers in the past six months.

- **Gas Storage**

Gas storage achieved an operating profit of £5.9m before goodwill in the six months to 30 September. SSE has made a total operating profit before goodwill of £11.5m from gas storage since the acquisition of SSE Hornsea for £132.7m on 30 September 2002. This is ahead of target and, as expected, the acquisition has been earnings enhancing. Demand for gas storage services continues to be high and, in a volatile gas market, SSE has entered into a number of new contracts to provide storage at a higher value than the 'legacy' contracts they are replacing.

At the Preliminary Results in May, SSE announced its intention to proceed with the £120m development of an additional 170 million cubic metres of gas storage at Aldbrough, for which planning permission has already been granted. Statoil (UK) also has planning permission for the development of a gas storage facility at an adjacent site.

The two companies have now signed a Memorandum of Understanding to develop a combined gas storage facility featuring nine gas salt caverns with a total new capacity of around 420 million cubic metres, of which SSE will have the ownership interest in 280 million cubic metres. Subject to concluding the formal Joint Venture agreement, SSE will manage the design and construction of the facility and operate the facility on behalf of both parties. It will be the largest onshore gas storage facility in the UK.

Proceeding with a development on this basis will require total investment by SSE of around £150m. Compared with the approach proposed in May, it will give SSE around 110 million cubic metres of extra storage for an investment of just £30m more than originally planned. It will, therefore, secure for SSE a significantly enhanced presence in the UK gas storage market.

- **Corporate and Property Services**

In addition to the above businesses, Corporate and Property Services contributed £8.5m to operating profit. Furthermore, the successful programme of property disposals continued and included profit from the sale of the Amersham Road site in Reading for £10.2m.

Safety and the Environment

SSE aims to create value for shareholders by running the business in a way which is safe and responsible. In the first half of the year, the number of lost time and reportable accidents within the company was 7, compared with 10 in the same period last year.

SSE published 14 environmental targets in its Environment Annual Report 2003, and is on course to deliver enhanced environmental performance throughout its activities in 2003/04. For example, it aims to reduce office paper usage by 30% in the current financial year and, based on performance in the first six months, expects to achieve this.

Cost Savings
SSE secured an additional £7m of cost savings in the first half of the year, representing 5.3% of the overall total. This takes the annualised post-merger cost savings to £171m, compared with an original target of £90m. Further cost savings should be achieved in the second half of the year.

Group Capital Expenditure
Group investment and capital expenditure, excluding acquisitions, totalled £125.7m during the first half of the year, compared with £114.7m in the same period last year.

Capital expenditure in Power Systems was £65.6m, compared with £63.8m in the previous year. Of this, £34.1m was invested in network refurbishment and £31.5m on network expansion. There was also planned capital expenditure of £27.7m, at Peterhead Power Station, in line with its long-term service agreement.

The other main feature of capital expenditure was investment of £18.2m for growth in Generation, with the refurbishment work being carried out at hydro-electric power stations (see 'Generation and Supply' above) and the development of new hydro-electric and wind energy schemes – all of which will lead to the generation of ROC-qualifying energy.

Within the overall total, capital expenditure for growth was £58.5m in the first half of the year. This largely comprised network expansion and renewable energy. Looking ahead, investment in renewables, including new developments, will be a major feature of SSE's capital expenditure programme for the next few years.

Interest
The net interest charge was £38.9m. The reduction of £6.1m reflects continuing strong cash flow and lower interest rates. The average interest rate for SSE in the first six months of the year was 6.02%, compared with 6.36% in the same period last year. Underlying interest cover was 7.2 times, compared with 6.5 times the previous year.

Tax
The effective underlying current tax rate was 24%, compared with 23% in the same period last year. As deferred tax liabilities are only a potential exposure, discounting has been applied to reflect the long-term nature of the assets and this impacts on both the profit and loss account and the balance sheet. The headline tax charge is 26.2%, compared with 28.3% in the previous year. This reflects a reduction in the discounted deferred tax rate, due to an increase in discount rates applying to long-term liabilities. An additional discounted liability of £5.2m has been recognised on the balance sheet as at 30 September 2003.

Cash Flow
In the six months to 30 September 2003, SSE's net debt increased by £23.3m to £1,240.3m. This increase is more than accounted for by acquisitions, share buy backs and capital expenditure for growth in renewable energy and expansion of electricity networks totalling £70.5m. Underlying operational cash flow, therefore, remains strong.

Balance Sheet
SSE continues to maintain one of the strongest balance sheets in the global utility sector, holding a AA-/Aa3 long-term credit rating. This continues to give it significant competitive advantage in terms of cost of funding and supporting new developments.

FRS 17 was adopted in full for 2001/02 for the treatment of pension scheme assets, liabilities and costs. At 30 September 2003, the FT-SE Index closed at 4,091. Consequently, a net pensions scheme liability of £146.3m is recognised in the balance sheet. This compares with a net pensions scheme liability of £281.5m on 31 March 2003.

Employer cash contributions to the Southern Electric scheme resumed in November 2002 and the obligation to make contributions to the Scottish Hydro-Electric scheme resumed in April 2003.

Purchase of Own Shares

During the six months to 30 September, 380,000 of the Company's 50p ordinary shares were purchased and cancelled, representing 0.04% of the called-up share capital of the Company. The aggregate consideration was £2.3m and the average price was 605p per share.

This is the fourth successive year in which shares have been purchased in this way. Overall, almost 26 million shares have been purchased and cancelled, representing 3.03% of the Company's called-up share capital. The Board of Directors will continue to return value to shareholders through the purchase of the Company's own shares when the conditions are appropriate.

Strategy and Outlook

SSE believes that the surest way of achieving its dividend targets is to continue to manage its core businesses well, and this is typified by the growth in the number of energy supply customers over the past two years.

Good management and a strong operational capability should be complemented by well-founded investment in established areas of competence, and SSE has a clearly-defined programme for this in renewable generation, electricity networks and gas storage. The key priority now is to deliver this investment programme.

Over the past six months, SSE has continued to demonstrate its disciplined approach to all activities, including acquisitions. If value for shareholders cannot be achieved, it will not pursue transactions, as was demonstrated by Midlands Electricity. Nevertheless, by maintaining financial discipline and a strong balance sheet, it is possible to acquire value-adding assets in the UK, as SSE Hornsea and Medway Power show, while avoiding dependence on merger and acquisition activity. In all of this, the value achieved through share buy backs remain the benchmark.

The key focus for SSE over the next 12-18 months is to maintain and develop its operational capability while implementing its investment programme.

Investor Timetable

3 March 2004	Shares go ex-dividend
5 March 2004	Date for recording transfers to receive dividend
24 March 2004	Dividend payable
20 May 2004	Announcement of preliminary results
29 July 2004	Annual General Meeting

For further information please contact:

Scottish and Southern Energy plc
Alan Young – Director of Corporate Communications + 44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager + 44 (0)870 900 0410

Financial Dynamics
Andrew Dowler + 44 (0)20 7831 3113

There will be an analysts' presentation starting at 09:00 GMT at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB.

Webcast facility: This is available by going to: www.scottish-southern.co.uk

Telephone conference call: 0845 146 2004 - call will be recorded and available on **0845 245 5205 pin: 641693#** for 48 hrs.

PROFIT AND LOSS ACCOUNT

For the period 1 April 2003 to 30 September 2003

Year to 31 March 2003 £m		Note	Half Year to 30 Sept. 2003 unaudited £m	Half Year to 30 Sept. 2002 unaudited £m
4,065.3	Total group turnover	5	1,963.5	1,822.1
604.2	Group operating profit		240.1	246.2
	Share of operating profit in:			
32.1	Joint ventures		14.7	15.7
35.2	Associates		7.8	15.2
671.5	Total operating profit	5	262.6	277.1
-	Gain on disposal of property	5	10.2	-
0.9	Income from fixed asset investments		0.1	0.4
	Net interest payable:			
(60.8)	Group		(26.6)	(29.7)
(12.6)	Joint ventures		(5.9)	(6.5)
(15.7)	Associates		(6.4)	(8.8)
32.7	Other finance income		1.2	16.5
616.0	Profit on ordinary activities before taxation		235.2	249.0
(170.0)	Taxation	3	(61.7)	(70.5)
446.0	Profit on ordinary activities after taxation		173.5	178.5
0.2	Equity minority interests in subsidiary undertaking		-	-
446.2	Profit attributable to ordinary shareholders		173.5	178.5
(300.0)	Dividends	6	(96.9)	(90.2)
146.2	Retained profit		76.6	88.3
52.0p	Earnings per share - basic	7	20.3p	20.8p
49.8p	- adjusted	7	20.3p	18.5p
51.9p	- diluted	7	20.2p	20.7p
35.0p	Dividend per ordinary share	6	11.3p	10.5p

BALANCE SHEET

At 30 September 2003

At 31 March 2003 £m		Note	At 30 Sept. 2003 unaudited £m	At 30 Sept. 2002 unaudited £m
4,247.5	Fixed assets		4,292.8	4,221.5
	Current assets			
49.9	Stocks		54.9	65.2
601.3	Debtors		446.3	427.3
9.0	Investments		7.3	10.1
3.0	Cash at bank and in hand		-	21.9
(1,142.6)	Creditors - amounts falling due within one year		(940.3)	(1,039.0)
(479.4)	Net current liabilities		(431.8)	(514.5)
3,768.1	Total assets less current liabilities		3,861.0	3,707.0
(1,428.4)	Creditors - amounts falling due after more than one year		(1,443.5)	(1,408.2)
(576.4)	Provisions for liabilities and charges		(573.9)	(575.6)
1,763.3	Net assets excluding pension asset/(liability)		1,843.6	1,723.2
-	Pension asset		33.6	-
(281.5)	Pension liability		(179.9)	(188.5)
1,481.8	Net assets including pension asset/(liability)		1,697.3	1,534.7
429.1	Called up share capital		428.9	430.1
1,052.9	Reserves		1,268.6	1,104.5
1,482.0	Total shareholders' funds	8	1,697.5	1,534.6
(0.2)	Equity minority interests in subsidiary undertaking		(0.2)	0.1
1,481.8			1,697.3	1,534.7
82.1%	Gearing		73.1%	82.6%

CASH FLOW STATEMENT

For the period 1 April 2003 to 30 September 2003

Year to 31 March 2003 £m		Note	Half Year to 30 Sept. 2003 unaudited £m	Half Year to 30 Sept. 2002 unaudited £m
814.4	Net cash inflow from operating activities	9	434.4	439.4
17.7	Dividends from joint ventures, associates and trade investments		3.7	10.5
(47.4)	Returns on investments and servicing of finance		(35.9)	(28.9)
(148.1)	Taxation		(75.0)	(64.6)
636.6	Free cash flow		327.2	356.4
(216.7)	Capital expenditure and financial investment		(130.5)	(93.1)
(132.7)	Acquisitions and disposals		(9.7)	(130.4)
(284.9)	Equity dividends paid		(210.0)	(194.9)
2.3	Cash (outflow)/inflow before management of		(23.0)	(62.0)

	liquid resources and financing		
14.7	Management of liquid resources	1.7	13.6
(47.8)	Financing	16.5	45.3
(30.8)	Decrease in cash in the period	(4.8)	(3.1)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the period 1 April 2003 to 30 September 2003

Year to 31 March 2003		Half Year to 30 Sept. 2003 unaudited	Half Year to 30 Sept. 2002 unaudited
£m		£m	£m
	Profit for the financial period:		
418.0	Group	166.8	169.1
14.7	Joint ventures	6.7	4.5
13.5	Associates	-	4.9
446.2	Profit for the financial period:	173.5	178.5
(358.3)	Actuarial gain / (loss) recognised in respect of pension fund	139.2	(260.7)
87.9	Total recognised gains and losses relating to the financial period	312.7	(82.2)

NOTES TO THE INTERIM ACCOUNTS

1. Basis of preparation

The interim report has been prepared on the basis of accounting policies consistent with those set out in the annual report for the year ended 31 March 2003. The financial information in this report does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. It is unaudited but has been reviewed by the auditors. Figures for the year to 31 March 2003 included within this report are an abridged version of the full accounts which carry an unqualified auditor's report and have been filed with the Registrar of Companies.

2. Approval

The interim report for the six months ended 30 September 2003 was approved by the directors on 6 November 2003.

3. Taxation

The corporation tax charge reflects the anticipated effective rate on profit before taxation for the Group for the year ending 31 March 2004. The anticipated effective rate for the Group for the current year, after charging deferred tax, is 26.2% (2003 - 27.6%).

4. Acquisition of subsidiary undertaking

On 1 April 2003, the Group acquired 100% of the issued share capital of Neoscorp Limited. The fair value of the assets acquired and the final consideration paid as included in these accounts are provisional.

5. Turnover and profit analysis

Year to 31 March 2003 £m			Half Year to 30 Sept. 2003 £m	Half Year to 30 Sept. 2002 £m
	Turnover			
247.3	Power Systems	Scotland	116.2	111.8
375.3		England	177.6	176.4
622.6			293.8	288.2

3,481.9	Generation and Supply		1,721.4	1,582.8
534.1	Other businesses		263.4	194.6
4,638.6			2,278.6	2,065.6
(573.3)	Less inter activity sales		(315.1)	(243.5)
4,065.3			1,963.5	1,822.1
	Operating profit			
119.8	Power Systems	Scotland	55.3	55.1
191.6		England	88.5	85.3
311.4			143.8	140.4
280.7	Generation and Supply		82.6	102.4
79.4	Other businesses		36.2	34.3
671.5			262.6	277.1

The gain on disposal of property relates to the sale of land and buildings at Amersham Road, Reading.

6. Dividends

The interim dividend per ordinary share of 11.3p (2002 - 10.5p) will be paid on 24 March 2004 to those shareholders on the Scottish and Southern Energy plc share register on 5 March 2004.

7. Earnings per Share

Year to 31 March 2003 Earnings per share Pence		Half Year to 30 Sept. 2003 Earnings £m	Half year to 30 Sept. 2002 Earnings £m	Half Year to 30 Sept. 2003 Earnings per share pence	Half Year to 30 Sept 2002 Earnings per share pence
52.0	Basic	173.5	178.5	20.3	20.8
	Adjusted for:				
1.6	amortisation of goodwill	6.6	5.7	0.7	0.7
3.3	deferred tax	5.2	13.2	0.6	1.5
(3.8)	finance income from net pension asset	(1.2)	(16.5)	(0.1)	(1.9)
53.1		184.1	180.9	21.5	21.1
(3.3)	discontinued TXU contract (net of tax)	-	(22.4)	-	(2.6)
-	disposal of property	(10.2)	-	(1.2)	-
49.8	Adjusted	173.9	158.5	20.3	18.5
51.9	Diluted	173.5	178.5	20.2	20.7

The adjusted figures are before amortisation of goodwill, the charge for deferred tax, finance income from net pension asset, the discontinued TXU contract (net of tax) and the disposal of property.

The weighted average number of shares used in each calculation is as follows:

	Sept. 2003 Number of shares (millions)	Sept. 2002 Number of shares (millions)
For basic and adjusted earnings per	856.7	858.3

share		
Effect of exercise of share options	1.6	2.2
For diluted earnings per share	858.3	860.5

8. Reconciliation of movement in equity shareholders' funds

Year to 31 March 2003 £m		Half Year to 30 Sept. 2003 £m	Half Year to 30 Sept. 2002 £m
446.2	Profit for the period	173.5	178.5
(300.0)	Dividends	(96.9)	(90.2)
146.2	Retained profit for the financial period	76.6	88.3
(358.3)	Actuarial gain/(loss) recognised in respect of the pension fund	139.2	(260.7)
(212.1)		215.8	(172.4)
6.1	New share capital subscribed	2.0	2.9
(18.1)	Repurchase of ordinary share capital for cancellation	(2.3)	(2.0)
(224.1)	Net addition to/(reduction) in shareholders' funds	215.5	(171.5)
1,706.1	Opening shareholders' funds	1,482.0	1,706.1
1,482.0	Closing shareholders' funds	1,697.5	1,534.6

9. Reconciliation of operating profit to net cash flow from operating activities

Year to 31 March 2003 £m		Half Year to 30 Sept. 2003 £m	Half Year to 30 Sept. 2002 £m
604.2	Operating profit	240.1	246.2
15.6	FRS 17 pension charge	4.3	8.7
181.9	Depreciation, amortisation and revaluation adjustments	87.1	88.4
13.8	Amortisation of goodwill	6.6	5.7
(15.9)	Customer contributions and capital grants released	(8.0)	(8.0)
5.2	(Increase)/Decrease in stocks	(4.6)	(10.1)
(23.7)	Decrease/(Increase) in debtors	166.7	149.5
46.3	(Decrease)/Increase in creditors	(46.4)	(32.8)
(10.3)	Decrease in provisions	(10.5)	(7.0)
(2.7)	Profit on disposal of tangible fixed assets	(0.9)	(1.2)
814.4	Net cash inflow from operating activities	434.4	439.4

10. Reconciliation of net cash flow to movement in net debt

Year to 31 March 2003 £m		Half Year to 30 Sept. 2003 £m	Half Year to 30 Sept. 2002 £m
(30.8)	(Decrease) in cash in the financial period	(4.8)	(3.1)
35.8	Net cash (inflow)/outflow from (increase)/decrease in debt and lease financing	(16.8)	(44.4)
(14.7)	Net cash (inflow) from (decrease) in liquid resources	(1.7)	(13.6)
(9.7)	Movement in net debt in the financial period	(23.3)	(61.1)

(1,207.3)	Net debt at start of financial period	(1,217.0)	(1,207.3)
(1,217.0)	Net debt at end of financial period	(1,240.3)	(1,268.4)

11. Analysis of net debt

	1 April 2003 £m	Cash Flow £m	30 Sept. 2003 £m
Cash at bank and in hand	3.0	(3.0)	-
Overdrafts	(9.5)	(1.8)	(11.3)
Other debt due within one year	(102.9)	5.9	(97.0)
Net borrowings due within one year	(109.4)	1.1	(108.3)
Net borrowings due after more than one year	(1,116.6)	(22.7)	(1,139.3)
Current asset investments	9.0	(1.7)	7.3
Net debt	(1,217.0)	(23.3)	(1,240.3)

INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO SCOTTISH AND SOUTHERN ENERGY PLC

Introduction

We have been engaged by the company to review the financial information set out on pages 10 to 16 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

KPMG Audit Plc
Chartered Accountants
Edinburgh
6 November 2003

END

Company website



Full Text Announcement



Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	17:08 3 Nov 2003
Number	6217R

Scottish and Southern Energy plc

Share Incentive Plan ("SIP")

The Company was notified on 31 October 2003 by the Halifax, the provider of the all employee Scottish and Southern Energy plc SIP, that 23,308 ordinary shares in the Company were purchased at £6.135 and allocated to employees at £6.165 on 31 October 2003.

The purchase was made pursuant to a regular standing order instruction with the Halifax for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	25	0.000003%	19,162	0.002%
Ian Marchant	25	0.000003%	54,013	0.006%
David Sigsworth	25	0.000003%	50,035	0.006%
Alistair Phillips-Davies	26	0.000003%	9,173	0.001%
Gregor Alexander	25	0.000003%	7,793	0.001%